INVEST IN **PRIVACYWALL**

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We are the #UnSearchEngine, the search engine that protects your privacy.

PrivacyWall
Search Privately
Search that doesn't follow you.
Search and browse without compromises.
Privacy by Design
Search or enter address

privacywall.org San Juan Puerto Rico

Technology | Software | Main Street | Advertising | App

LEAD INVESTOR

Danny Thorne Angel Investor

I invested in PrivacyWall because of their ambitious mission to transform search and their focus on data privacy. I love the focus on search (which is a massive $150B market)> The Founders Jon and Chris are strong with domain experience. They have incredible pedigree at Insight Partners (one of the world's top VC firms) and Stanford (the #1 university for unicorns). Jon has had multiple billion dollar exits, and I am confident he will do it again. This shared passion will help drive the company forward as they scale, and I love their big vision of building a more inclusive future. It's not often that you find a team that is focused not only on building a great business, but also uplifting their community. I am most impressed by their organic growth and the high engagement rates of PrivacyWall. Coupled with Jon and Chris's endless energy, passion, brilliance, and superb execution, it is very clear to me they are the team to bet on. I'm thrilled to be their lead investor.

Invested $5,000 in this round.

OVERVIEW UPDATES WHAT PEOPLE SAY 14 ASK A QUESTION 6

Highlights

1. 📈 ~ $2.6M revenue in 2020; $0.9M net income in 2020; consistently profitable!
2. 📲 Private search engine protecting the privacy of 250K customers everyday
3. 🚀 Founder was VC @ Insight Partners who built startups acquired by Salesforce.com, Web.com for $4.5B
4. 🏆 1 of the fastest growing private search engines. We do not collect or share your search history
5. 📈 47,000% growth y-o-y in daily active users. An alternative to Google where you control your data
6. 💹 $99 billion total addressable market (TAM) in 2020 in the US. $216 billion global TAM in 2026.
7. ⚖️ New anti-trust regulatory regime by DOJ. We expect reforms will help us grow faster.
8. 🦸 Leader in the privacy movement. Help defeat surveillance capitalism. Data is the new oil.

Our Founder



Jonathan Wu CEO

Jon attended Stanford. He built & invested in startups at Insight Partners with over $4.5 billion in exit value including ExactTarget (ET) , Web.com (WWWW), CallWave (CALL), MediData (MDSO), Solarwinds (SWI), Acronis, Parallels, GFI, Envestnet (ENV).

We believe surveillance capitalism is harmful for our democracy.

🔒Hi, this is Jon Wu. I'm the CEO and Founder of PrivacyWall. We are the #UnSearchEngine


The search engine that
protects your privacy
PrivacyWall
www.privacywall.org

The Short Story

💰 As an investor in PrivacyWall, you are supporting a movement to put consumers back in control of your own data.

PrivacyWall is a search engine that protects your privacy. Over 250,000 consumers count on PrivacyWall everyday to protect their privacy. We are growing 20% every month.

PrivacyWall is developing a suite of privacy and cybersecurity products and technology enabled services. These products include but are not limited to PrivacyWall (https://www.privacywall.org), a privacy search engine that protects your privacy and a data privacy firewall, mobile apps, and AI powered applications.

The search engine market is worth $99 billion in the US, Latin America, and Europe. Today, Google dominates the global search engine market with 92% market share. Google is a monopoly and consumers have few privacy friendly alternatives.


Our Mission
Put consumers, businesses, and governments back in control of their privacy and protect their most sensitive data.
PrivacyWall Search is designed to be
INTUITIVE
FAST
SECURE

At PrivacyWall, we're here to protect your data and your privacy. We're slaying cookies 🍪 and viruses 🦠 everyday for you. We are 1 of the fastest growing <u>private search engines</u>.

Our mission is to protect consumer privacy. #PrivacyWall #Search🔎 is designed to be fast and secure. When using PrivacyWall, your search is faster and uses less data because we block all third-party trackers after enabling tracking protection.

PrivateView 🕵 enables anyone to preview websites in realtime, without revealing your IP address. Unlike any other search engine, we don't use your search data to follow you around the web with intrusive ads.


Meet the Avengers
of Privacy
Jonathan Wu
CEO
Christopher Wu
CTO
USC

PrivacyWall was founded by Jonathan Wu and Christopher Wu, both of whom are serial entrepreneurs.

Jonathan, our CEO, was an early employee of Yodlee, the first fintech company, which went public on Nasdaq and was subsequently acquired by Envestnet. Prior to launching PrivacyWall and Social Game Media, he served as a venture capitalist at Insight Venture Partners, a leading software venture capital firm, where he led investments in Exact Target (Nasdaq IPO and acquired by Salesforce.com) and Website Pros (Nasdaq IPO and acquired by Web.com) with combined exits in excess of $4.5 billion. Jonathan earned a MS Management Science, BS Electrical Engineering, and a BS Economics from Stanford University. Jonathan was a President's Scholar at Stanford University. Jonathan was named an SBA Emerging Leader in 2021 by the US Small Business Administration.

Christopher Wu, our CTO, launched one of the first tech blogs on the internet, Digital Alchemy, which competed with TechCrunch. He successfully grew Digital Alchemy to 500,000 daily page views. Prior to launching PrivacyWall, he co-founded Social Game Media. Christopher studied biomedical engineering at USC.



The search engine market (TAM) is worth $99 billion in North America, Latin America, and EMEA in 2020. The global search engine market is worth $150 billion in 2020. In 2025, the global search market is expected to generate $210 billion in revenue. The search market is dominated by Google whose current market share exceeds 90%. The global search market is expected to grow between 6-10% per year.



Consumer surveys show that 85% of people want an alternative to Big Tech because they believe that Big Tech has too much power. By tapping in this trend toward privacy, we believe PrivacyWall can achieve 5-10% market share within 5 years. This would translate into $7.6-15 billion in revenue. Forward looking projections cannot be guaranteed.




IS WATCHING YOU
Tracking means consumers don't have control over their data.
Lack of alternatives means consumers are forced to surrender their data.
Confidential

<u>PrivacyWall has been successfully growing market share in this highly strategic market.</u> The search market is highly attractive due to the size and scale of the opportunity. Every 1 percent in global marketshare is estimated to be worth $1.5 billion in revenue. Today, over 250,000 customers count on PrivacyWall to protect their privacy every day. We are growing 20% every month, substantially faster than the overall market.


PrivacyWall solves this problem
It's fast to use
Simple to use
Does not track you
Preview any website without revealing your IP address
Confidential

<u>We commissioned a study in 2020 that surveyed thousands of consumers using the remote user research platform, UsabilityHub, and asked them to pick a search engine from a list containing PrivacyWall, Google, Bing and Yahoo as choices.</u> When customers were offered a choice of an alternative search engine, we found that 10% of users consistently chose PrivacyWall instead of Google. In fact, in these head-to-head studies, PrivacyWall was the most popular alternative search engine behind Google. PrivacyWall outranked established brands such as Bing and Yahoo, which received 3% and 1% of user selections.


These are our products
PrivacyWall Search Engine
Search engine that does not collect or share user search history
PrivateView feature allows users to anonymously preview web search results
Android App
Proprietary mobile browser with built in tracking protection
Integrated with PrivacyWall search engine
Browser Extensions
Extensions allow users to select PrivacyWall as their default search engine with one-click in popular browsers
Available for Chrome, Safari, Firefox, Edge
Privacy Firewall
Next-generation endpoint protection safeguards against privacy threats with real-time updates
Protects devices by blocking tracking at operating system level, one step beyond common adblockers that only work inside a browser
Confidential

The PrivacyWall search engine and firewall is accessible on our website, the Google Play Store, the Google Chrome Store, and other distribution channels such as the Mac App Store. Our search engine does not collect or share the search history of our users.

Our desktop firewall blocks online tracking and profiling by over 3000 data trackers including Facebook. What's unique about our firewall is that unlike an adblocker which only works inside your web browser, our desktop firewall blocks tracking by all software applications at the operating system level. This is a level of protection that is beyond anything else in the marketplace. We also have an Android app that comes with our search engine built-in and lets users block trackers as they browse the web on their mobile devices. Our goal is to provide 360 degree privacy protection for our users regardless of where they are or what device they are using.


PrivacyWall's founder has a history of successful IP development
Trademarks Filed in 50+ Countries
12 Patents in the Patent Family

127 patent citations by Big Tech
Four Areas of Coverage
Real-time Information Feed
Real-time Web Applications
Enhanced Information and Presence Service
Updating a Web User Interface on a Client Device
facebook
Microsoft
ORACLE
QUALCOMM
salesforce
PrivacyWall

Jon has been awarded 12 patents in the area of mobile internet technologies awarded by the US Patent & Trademark Office that have been cited over 127 times by Big Tech companies such as Facebook, Microsoft, Oracle, Qualcomm, and Salesforce.com. These seminal technologies are used by the PrivacyWall search engine to provide real-time search suggestions and by the PrivacyWall desktop firewall, which uses a real-time information feed to update its built-in tracking protection list.

PrivacyWall desktop firewall has unique features
Blocks tracking by Facebook, Google Chrome, Windows 10, and over 3000+ other invasive trackers
Protects users beyond the browser, at the operating system level, including all Windows applications and unidentified threat vectors, like Outlook & Word from collecting telemetry, usage, diagnostic, browsing history, online activity
Blocks ads, provides tracking protection, and updates in real-time as threats are discovered
Our next generation endpoint protection solution is currently offered for free, and we plan to make it a freemium SaaS product
PrivacyWall

We are engaged in the R&D of search engine technology, artificial intelligence, websites & apps, cloud services and cybersecurity software. **PrivacyWall is the only search engine offering PrivateView, which enables users to preview a webpage in real-time without revealing their IP address.**

PrivacyWall will be developing software products intended to be sold on a commercial scale and licensing, developing, and acquiring intangible property. Our mission is to protect consumer privacy, and we are planning the development of updates to our apps to support operating system changes and engage in research and development of privacy technology.

PrivacyWall's Unique Value Proposition Emphasizes Security and Transparency
PrivacyWall
Google
Microsoft
DuckDuckGo
ECOSIA
PrivateView
360° Privacy on Mobile and PC
Scale
Access to Web Based Threat Data
Social Governance
PrivacyWall

Compared to competitors like Google, Microsoft Bing, DuckDuckGo and Ecosia, PrivacyWall has durable advantages with its unique PrivateView feature, cross-platform support across desktop and mobile devices, access to emerging online threats through the privacy firewall, and its social mission to protect consumers' privacy.

Social Impact – Bend the #Arc of History
4,500 Voters
registered to vote via the PrivacyWall Grassroots Voter Drive Initiative
510 Donations
donations from civic donors supporting our software, hosting, infrastructure & coffee to power us through!
#Be Inclusive



in volunteer hours, pro-bono software development to make it all happen!
referred to the Federal LifeLine Internet Program for High Speed Internet Access

🙌 PrivacyWall's 20% Pledge

PrivacyWall is committed to advancing digital #inclusion and equal access, because #dreams are universal but opportunities are not. Through our civic action initiatives, PrivacyWall is empowering low-income and under-served communities to enter the digital age through the Federal Lifetime Internet program, grassroots voter drives, and giving programs aimed at eradicating hunger and food deserts around the world. We encourage our employees to volunteer 20% of their time working on initiatives they think will most benefit the world. We recently won the 2021 Social Impact Award at the CIO Tech Summit.

🔄 Join us in bending the arc of history towards a more inclusive #future.



Summary Investment Highlights
Massive global market on the verge of disruption
Unique value proposition. Combination of fast, secure and intuitive web search that prioritizes consumer privacy
Trusted and rapidly growing brand
Track record of efficient growth with an attractive product roadmap of privacy-centric opportunities
Visionary and experienced management team

📈 Try Our Search Engine and See Why Our Customers Love Us

😆 Our rabid fans count on us everyday to protect the privacy of their searches using PrivacyWall! 🐶 :)

We have made PrivacyWall available for all major operating systems (PC, Mac OS, Android) and all major web browsers (Google Chrome, Apple Safari, Mozilla Firefox, and Microsoft Edge). 😘

Try it out for yourself. It's 100% Free! 🚀 🚀 🚀 👩‍🚀

If you like what we are doing, you can invest with as little or as much as want! If you chip in $250, $500, $1000, $10,000, $250,000, or $1,000,000, you will receive unique investor perks.

"Surround yourself with people trying to shape the future"

Download PrivacyWall to Experience the #UnSearchEngine

🔽 Google Chrome

🔽 Apple Safari

🔽 Firefox

🔽 Android

🔽 Microsoft Edge

#Be a part of something #different!

🙏 In a year unlike anything, we know what it's like to lose everything.

PrivacyWall was born different - in one of America's lowest income zip codes, right after Hurricane Maria had devastated our community in San Juan, Puerto Rico. The Hurricane killed more than 3000 people 😔 but it didn't kill our dream for a more inclusive future.

✌️ Why It Matters and Why Your Investment Counts

Google is a monopoly and Google does not want you to have your privacy. Google is a product of hypercapitalism that existed in the era that was pre-COVID19. The unfettered power of Big Tech poses a significant threat to democracy, when non-conforming points of view and dissenting voices can be de-platformed without any debate.

💖 We believe opportunities in tech shouldn't just belong to Big Tech, or those who are lucky enough to be born or raised in Silicon Valley. Only through your support can we make this dream a reality.

💚 At **PrivacyWall** , we encourage our employees to volunteer 20% of their time working on initiatives they think will most benefit the world.

💙 That's why supporting our FLI communities is part of our DNA. With your investment, you're helping us make an impact and you're investing in a more inclusive future. We won't back down from challenges big or small. When COVID19 struck, we decided to disrupt COVID19 when our community came calling. Working with VA Health Systems, we dropped everything we were doing to re-position ourselves to source life-saving PPE to support veterans around America. During the height of the pandemic, we identified more N95 masks for delivery through our sourcing than even the state of Minnesota.

1️⃣ We believe impossible is nothing.

2️⃣ We believe in spontaneous acts of kindness.

3️⃣ We hope you'll join us for the journey!

Help us #reimagine capitalism. Own the future.

Follow us on Twitter **@PrivacyWallOrg** or **Facebook** or **Instagram** or **Pinterest** or **Tiktok**🎵 !

Your generous support will be highly appreciated. I invite you to chip in.

This VIP opportunity is being made available in partnership with Wefunder as part of PrivacyWall's commitment to drive greater inclusion and equal access to pre-IPO opportunities for diverse leaders and investors.